CREDIT SUISSE GROUP                          Media Relations

                                             CREDIT SUISSE GROUP
                                             P.O. Box 1
                                             CH-8070 Zurich
                                             Telephone     +41-1-333 8844
                                             Fax           +41-1-333 8877


                      CREDIT SUISSE GROUP TO ACQUIRE DLJ -

                       A LEADING U.S. INVESTMENT BANK AND

                           FINANCIAL SERVICES PROVIDER

Zurich and New York, 30 August 2000 - Credit Suisse Group and Donaldson, Lufkin & Jenrette (DLJ) today announced that they have signed an agreement to combine businesses. Credit Suisse Group will acquire DLJ, a leading U.S.-based investment bank and financial services provider, for a purchase price of USD
11.5 billion (CHF 19.6 billion), or USD 90.0 (CHF 153) per DLJ share. This powerful combination substantially strengthens Credit Suisse First Boston's competitive position as one of the world's leading investment banking firms. DLJ also makes an important contribution to Credit Suisse Group's asset management and private banking businesses in the U.S., increasing assets under management by USD 120 billion (CHF 204 billion) to a total of USD 842 billion (CHF 1,431 billion).

Credit Suisse Group has agreed to pay USD 90.0 (CHF 153) per DLJ share or USD
11.5 billion (CHF 19.6 billion) in total consideration. The French insurer and asset manager AXA, holding approximately 71% of DLJ together with its majority-owned subsidiary AXA Financial Inc., has agreed to sell its stake to Credit Suisse Group for USD 8.1 billion (CHF 13.8 billion). AXA and AXA Financial Inc. will receive 30% of the consideration in cash and 70% in Credit Suisse Group shares. In early September 2000, Credit Suisse Group will commence a cash tender offer in the U.S. for the approximately 29% of shares which are held by DLJ's public shareholders. The DLJ board has voted to recommend the offer.

Overall, the purchase price for DLJ will be paid half in cash and half in newly issued Credit Suisse Group shares.

Strategic Rationale
This acquisition enhances both pillars of Credit Suisse Group's business. In investment banking, Credit Suisse First Boston substantially strengthens its competitive position and earnings quality. In addition, there will be important business mix improvements from enhanced customer-facing franchises in investment banking, equities and fixed income. Additionally, DLJ's U.S. strength in the high-net-worth


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sector and e-commerce distribution, as well as its strong securities processing and private equity businesses, will leverage Credit Suisse Group's asset management and private banking activities.

DLJ is a leading integrated investment bank, serving institutional, corporate, governmental and private clients. The company employs more than 11,000 people, with 83% in the U.S. and the remainder in Europe, Latin America and Asia. Credit Suisse First Boston, a business unit of Zurich-based Credit Suisse Group, employs approximately 16,000 staff and ranks among the world's top five investment banks. DLJ's strengths in investment banking are highly complementary to Credit Suisse First Boston's activities, adding strong franchises in the U.S. middle market, the global high-yield business, and industry sectors such as telecommunications, financial institutions, technology and health care. DLJ will also add considerably to Credit Suisse First Boston's position in global equities, and credit and equity research. DLJ has a significant merchant banking business with projected USD 20 billion of committed private equity capital by year-end 2000, which complements Credit Suisse First Boston's own growing private equity franchise.

In addition to its investment banking activities, DLJ serves institutional and private high-net-worth clients through its financial services franchise, which includes high-net-worth asset management and investment services, online broker DLJdirect and Pershing's state-of-the art transaction processing capabilities.

DLJdirect serves just under 1 million self-directed clients, with customer assets of around USD 30 billion. It has produced USD 330 million in revenue in the last twelve months. DLJdirect will round off Credit Suisse Group's e-brokerage services in Switzerland, Europe, Asia and the U.S.

Pershing's network provides brokerage, execution, clearing, data processing and investment products to professional organizations, and will strengthen Credit Suisse Group's capabilities in securities processing, prime brokerage and securities financing. It has 650 correspondents handling 70,000 investment professionals who represent USD 450 billion in client assets.

The combination with DLJ's asset gathering business - including private equity - will increase Credit Suisse Group's assets under management by USD 120 billion (CHF 204 billion) to a total of USD 842 billion (CHF 1,431 billion) as of 30 June 2000.

Other Transaction Terms


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Credit Suisse Group will issue options to DLJ employees in exchange for DLJ options that they own. Additionally, Credit Suisse Group will fund a retention plan amounting to USD 1.2 billion (CHF 2.1 billion).

Annual cost savings from the transaction are expected to range between USD 750 million and USD 1 billion (CHF 1.3 billion to CHF 1.7 billion) before tax by 2002. Credit Suisse Group intends to take a restructuring charge of approximately USD 850 million (CHF 1.4 billion) in 2000. The Group expects the transaction to be neutral to cash earnings per share (before goodwill amortization) in 2001, to be neutral to 2002 reported earnings per share, and to be attractively accretive thereafter.

Credit Suisse Group will seek shareholder approval for a capital increase of up to 30 million shares of authorized capital and up to 12 million shares of conditional capital for completion of the transaction. Credit Suisse Group intends to keep the number of newly issued shares to a minimum and to repurchase shares in order to fund the retention plan and other employee compensation plans. In addition, the Board of Directors of Credit Suisse Group has decided to recommend to its shareholders the creation of a repurchase program for Credit Suisse Group shares at the next Annual General Meeting on 1 June 2001.
The transaction is scheduled to close before year-end, possibly as early as end-October, after customary filings with authorities in Switzerland, the U.S., Asia and the European Union.

Upon completion of the transaction, DLJ will be integrated into Credit Suisse First Boston. The Pershing operation of DLJ will keep its name. DLJdirect will remain outstanding as a tracking stock, and DLJ's two classes of preferred stock will also remain outstanding.


Joe L. Roby, President and Chief Executive Officer of DLJ, will become Chairman of the Executive Board of Credit Suisse First Boston. Allen D. Wheat will be President and Chief Executive Officer.

Comments
Lukas Muhlemann, Chairman and Chief Executive Officer of Credit Suisse Group, said: "This acquisition is consistent with Credit Suisse Group's strategy of being a global leader in financial intermediation and asset gathering. It not only creates a more powerful investment bank through the combination of Credit Suisse First Boston and DLJ, but also adds great value to the Group's asset gathering businesses through a significant expansion of its U.S. activities."


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Allen D. Wheat, Chief Executive Officer of Credit Suisse First Boston,
commented: "We are delighted at this combination which will create a tremendous new force in the global investment banking industry. Credit Suisse First Boston and DLJ complement each other ideally in culture and market strength. Together we will deliver a winning platform to clients and our own people around the world. The new firm will provide distinctive global leadership to those looking to capitalize on the change taking place in the business world."

Joe L. Roby, President and Chief Executive Officer of DLJ, added: "Combining these two great firms creates a global powerhouse with the platform, the financial resources and the intellectual capital to rival any financial services organization in the world. The goal is to create a dominant global presence that can compete with - and beat - the top firms."
Contacts
Credit Suisse Group, Media Relations          Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations       Telephone +41 1 333 4570
Credit Suisse First Boston, Media Relations   Telephone+1 212 325 7065

Related documents (fact sheets; presentation to analysts and media; letter to shareholders) are available on the Internet on http://www.credit-suisse.com as of 31 August 2000, 0100 EDT / 0600 am BST / 0700 CET. The documents will also be available from Credit Suisse Group, telephone +41 1 333 8844.

Media events on 31 August 2000 on DLJ transaction and Credit Suisse Group 2000 half-year results:
o    Zurich:  31 August, 1000 CET, St. Peterstrasse 19; Contact: +41 1 333 8844
o    London:  31 August, 1530 BST, One, Cabot Square; Contact: +44 207 888 8911

All events transmitted live on the Internet on http://www.credit-suisse.com
                                               ----------------------------

Important Legal Information
The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the `Safe Harbor Provisions'). Credit Suisse Group and DLJ are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communication to


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the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.

Holders of DLJ securities should read the Tender Offer Statement on Schedule TO filed by Credit Suisse Group when it becomes available, as it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, and other filed documents, for free from the U.S. Securities and Exchange Commission's website http://www.sec.gov.







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